中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2007)079(JL)[redacted]

30 April 2007

07023210

BY COURIER

Office of International Corp
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of the announcement dated 27 April 2007 issued by BOC Hong Kong (Holdings) Limited in Hong Kong for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
MAY 07 2007
THOMSON
FINANCIAL

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

South China Morning Post

Date : 30 April 2007

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

1917 - 2007
毅徳香港 共建未來
COMMITTED TO BUILDING A BETTER TOMORROW

ANNOUNCEMENT

FINANCIAL AND BUSINESS REVIEW FOR THE FIRST QUARTER OF 2007

THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO RULE 13.09 OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED.

The following description provides certain financial data relating to the performance of the Company for the first quarter of 2007.

Financial Performance

In the three months ended 31 March 2007, the Group's[1] operating profit before loan impairment allowances was HK$4,104 million; net operating income before loan impairment allowances was HK$5,746 million and operating expenses were HK$1,642 million. The Group recorded an increase in operating profit before loan impairment allowances year-on-year as well as quarter-on-quarter.

Compared with 2006 Q1

The Group reported an improvement in operating profit before loan impairment allowances over the same quarter last year. The increase was driven by the growth in net interest income and net fees and commission income despite lower net trading income recorded by the banking operation and higher operating expenses for the Group as a whole.

Improvement in net interest income was driven by the increase in contribution from the treasury portfolio, improvement in fixed deposit spread, better assets and liabilities structure and the rise in average balance of interest earning assets. Net interest margin and net interest spread also improved. The growth of net fees and commission income was fueled by active stock brokerage business and strong sales of funds on the back of a buoyant local stock market. Fees from the Group's card business also grew. However, net trading income of the banking operation dropped as net trading income from foreign exchange swap contracts and fair value gain on certain interest rate instruments decreased. The Group's operating expenses increased mainly because of a general rise in staff salary in April 2006 and the investment in IT systems and human resources to support business growth. The Group continued to see a modest level of net releases of loan impairment allowances.

Compared with 2006 Q4

The Group's operating profit before loan impairment allowances in the first quarter improved from the previous quarter primarily due to higher operating expenses in that quarter. With market interest rates remaining steady, the Group's net interest income and net interest margin were stable. Net fees and commission income increased with the growth in stock brokerage and asset management fees. Operating expenses dropped from the fourth quarter of 2006 when higher IT costs and staff costs had been incurred. Net releases of loan impairment allowances fell significantly from the previous quarter.

Financial Position

The Group's balance sheet remained strong. Total assets as of 31 March 2007 decreased slightly from the end of 2006 as a result of a marginal decline in customer deposits. The Group has maintained its growth momentum in total advances to customers since the second half of 2006. Its classified loan ratio and impaired loan ratio further declined. Capital adequacy ratio remained healthy.

Business Review

The Group's retail banking business continued to grow in the first quarter of the year. Compared to the same period last year, the investment and insurance agency business registered an encouraging growth in the business volumes in a buoyant stock market. While competition remained intense in the residential mortgage sector, the Group has maintained its leading position in the underwriting of new mortgages. The quality of the residential mortgage portfolio remained sound. In respect of the credit card business, new marketing compaigns were launched in the first quarter and as a result, card-related fee income increased with higher cardholder spending and merchant acquiring volume.

The Group's corporate banking business continued to make good progress. In term of corporate loan growth, the Group has maintained its growth momentum since the second half of 2006. The increase in total corporate loans was mainly driven by loans for use outside Hong Kong, IPO financing as well as other local corporate loans. The Group also registered growth in higher-yielding SME loans.

In respect of treasury business, the Group diversified its debt securities portfolio and achieved an encouraging growth in net interest income. Income from foreign exchange activities also increased as business volume grew. In the first quarter of the year, the Group launched a notes programme by issuing its first structured notes, which was well received by customers.

The Group's insurance segment recorded remarkable growth in net operating income vis-à-vis the same quarter last year. During the first quarter of the year, the Group continued to broaden its product range. With new promotions launched, net insurance premium income grew significantly year-on-year. The Group also continued to invest in staff development and provided various professional training courses to its sales staff to enhance productivity.

Remark:

(1) The 'Group' referred to BOC Hong Kong (Holdings) Limited and its subsidiaries.

GENERAL

This announcement may contain forward-looking statements that involve risks and uncertainties. The Company's shareholders and potential investors should not place undue reliance on these forward-looking statements, which reflect our belief only as of the date of these statements. These forward-looking statements are based on the Group's own information and on information from other sources we believe to be reliable. The Group's actual results may be materially less favorable than those expressed or implied by these forward-looking statements, which could depress the market price of the Company's American Depositary Shares and local shares.

The attention of investors is also drawn to the announcement to be published by Bank of China Limited ("BOC") (Stock Code: 3988) in the press on 30 April 2007 in which BOC presents its unaudited quarterly results. The Company is owned as to 65.87% by BOC, and therefore its financial data have been consolidated into the data presented by BOC. The said announcement can be downloaded from BOC's website at www.boc.cn and from the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk. Investors are warned not to make any conclusions about the performance of the Company from the announcement issued by BOC.

The Company's shareholders and potential investors should note that all the figures contained herein are unaudited. Accordingly, figures and discussions contained in this Announcement should in no way be regarded as to provide any indication or assurance on the financial results of the Group for the period ended 31 March 2007.

The Company's shareholders and potential investors are urged to exercise caution in dealing in the securities of the Company and are recommended to consult their own professional advisers if they are in doubt as to their investment positions.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 27 April 2007

As at the date hereof, the board of directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *non-executive directors*
** *independent non-executive directors*

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2007)076(JL) File No.82-34675

2 May 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 30 April 2007 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com
傳真 Fax: (852) 2810 5830

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	02/05/2007 10:30:48	Submitted By	02388P03
Date/Time Approved	02/05/2007 10:30:49	Approved By	02388P02
Submission No.	EBIS-070502-00002	Status	Approved

Company Code	LM02388 BOC Hong Kong (Holdings) Limited		
Your Capacity			
Announcement Category	Unvetted	Announcement Type	Monthly Return I
Contact Person	Jason C.W. Yeung		
Contact No.	2846 2700		

For the month ended : 30/04/2007

Name of Company	LM02388 BOC Hong Kong (Holdings) Limited		
Contact Person	Jason C.W. Yeung		
Contact Telephone No.	2846 2700	Date submitted	02/05/2007

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [x] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code :	2388	Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month	20,000,000,000	HKD 5.00	100,000,000,000
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			
Balance at close of the month	20,000,000,000	HKD 5.00	100,000,000,000

(2) Stock Code :		Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month		HKD	
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			
Balance at close of the month		HKD	

2. Preference Shares

Stock Code :		Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month		HKD	
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			
Balance at close of the month		HKD	

3. Other Classes of Shares

Stock Code :		Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month		HKD	
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			
Balance at close of the month		HKD	

Total Authorised Share Capital at the end of the Month HKD 100,000,000,000

Section A Section B Section C Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	(2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	10,572,780,266			
Increase/(Decrease) during the month				
Balance at close of the month	10,572,780,266			

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

Ordinary (1)
Ordinary (2)
Preference
Other Class

Total Exercised Money During the Month HKD

Equity Warrants

	Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1.	( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
2.	( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
3.	( ) Stock Code	HKD				Ordinary (1) Ordinary (2) Preference

Subscription Price HKD

Other Class

4. HKD

Ordinary (1)
Ordinary (2)
Preference
Other Class

( )

Stock Code

Subscription Price HKD

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1.	HKD				Ordinary (1) / Ordinary (2) / Preference / Other Class
Stock Code					
Subscription Price HKD					
2.	HKD				Ordinary (1) / Ordinary (2) / Preference / Other Class
Stock Code					
Subscription Price HKD					
3.	HKD				Ordinary (1) / Ordinary (2) / Preference / Other Class
Stock Code					
Subscription Price HKD					

Other Issues of Shares

Type of Securities			No. Of New Shares Arising Therefrom
1. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) / Ordinary (2) / Preference / Other Class
2. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) / Ordinary (2) / Preference / Other Class
3. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) / Ordinary (2) / Preference / Other Class
4. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1)

Ordinary (2)
Preference
Other Class

5. **Bonus Issue**		Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
6. **Repurchase of share**		Cancellation Date: (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
7. **Redemption of share**		Redemption Date: (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
8. **Other** (Please specify)	At Price : HKD	Issue and allotment date	Ordinary (1) Ordinary (2) Preference Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name Jason C.W. Yeung

* Title Company Secretary

OK

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

END